

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 4, 2021

Via E-Mail
Rachael G. Coffey, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

> **Re:** **Perspecta, Inc.**
> **Schedule 13E-3**
> **Filed by Perspecta Inc., Jaguar Merger Sub Inc., Jaguar ParentCo Inc.,**
>   **Peraton Intermediate Holding Corp., Peraton Topco Holdings L.P.,**
>   **Peraton GP LLC, Veritas Capital Fund Management, L.L.C. and Ramzi**
>   **Musallam**
> **Filed February 19, 2021**
> **File No. 5-90499**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2021**
> **File No. 1-38395**

Dear Ms. Coffey:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1. We note the statement that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer for the

entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.

Preliminary Proxy Statement

Background of the Merger, page 13

2. The third to last paragraph on page 18 indicates that on January 8, 2021, Perspecta distributed to PE Firm E a revised bid process letter and requested that it provide a definitive proposal by January 20. PE Firm E is not referenced in the proxy statement again. Please revise to clarify.

3. Refer to the discussion on pages 18 and 19 regarding the January 15 meeting. We note that discussion materials, dated January 14, 2021, prepared by Goldman Sachs & Co. LLC and Stone Key Partners LLC for the Disinterested Directors, have been filed as Exhibit (c)(iii) to the Schedule 13E-3. However, there does not appear to be a summary of such materials as described in Item 1015(b)(6) of Regulation M-A. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise accordingly. In responding to this comment, please note that we do not consider the disclosure on pages 18 and 19 or on page 41 sufficiently responsive to Item 9 of Schedule 13E-3 and Item 1015(b)(6).

4. Please consider the preceding comment with respect to the discussion on page 20 regarding the January 25 and January 26 meetings. In addition, please also disclose the outcome of negotiations with Company A. The referenced disclosure indicates that the Board instructed senior management and the advisors to "negotiate with…Company A" and that Goldman Sachs and Stone Key "reviewed and discussed its respective financial analyses of the proposed transaction with…Company A," but no further mention of such negotiations appears in the proxy statement. Please revise to clarify.

Recommendation of the Board; Fairness of the Merger, page 21

5. Disclosure in the first paragraph indicates that "the members of the Board, other than Mr. Musallam, unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company stockholders." Please revise the disclosure to provide the express statement noted in Item 8 of Schedule 13E-3 and described in Item 1014(a) of Regulation M-A. We note the use of the term "Disinterested Shareholders" in the proxy statement. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

6.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. Please note with respect to clause (vi) that the disclosure on page 99 only indicates that the Company did not purchase shares in the past sixty days as opposed to the time period referenced in Item 1002(f) of Regulation M-A. In responding to this comment with respect to clause (viii), please consider the disclosure provided by the Sponsor Entities in the first whole paragraph on page 29.

Position of the Sponsor Entities as to the Fairness of the Merger, page 26

7.   The first bullet point on page 27 references "current and historical market prices," but the paragraph only refers to the closing price of the Shares on November 6, 2020, the last trading day before the first public reports of a potential strategic process for the Company. With a view towards additional disclosure, please advise if the Sponsor Entities considered prices more historical than those from the November 2020 time period. We note, for example, the disclosure provided by the Company on page 21 that references the market prices in the table on page 97.

Opinion of Goldman Sachs & Co, LLC, page 29

8.   The last bullet point on page 30 indicates that the Tax Attributes are summarized in the section entitled "Special Factors—Certain Unaudited Prospective Financial Information," but no such summary of the Tax Attributes exists in that section. Please advise or revise to include the summary of such analyses.

Other considerations, page 40

9.   So that shareholders can properly evaluate the disclosure regarding the opinion of Stone Key, please revise to provide a reasonably detailed description of the assumptions referenced in the first bullet point of this section.

Plans for the Company After the Merger, page 42

10.   Refer to the second paragraph of this section. Please revise to provide the specific information described in Instruction 3 to Item 1013 of Regulation M-A.

Certain Unaudited Prospective Financial Information, page 44

11.   Refer to the third sentence of the last paragraph on page 44. In order for shareholders to properly evaluate the fairness advisor opinions and the projections upon which the opinions in part rely, please disclose the assumptions in greater detail and quantify, where possible. For example, explain the referenced "contract waterfall comprised of the Company's existing engagements," quantify the projected "renewed and new business awards," and discuss with greater specificity the reference to "award date and win probability."

Debt Financing, page 52

12.   To the extent that progress has been made with respect to documentation governing the new secured credit facilities contemplated by the Debt Commitment Letter, please provide all the information described in Item 1007(d). For example, it does not appear that information regarding collateral is discussed on pages 80 to 81.

*   *   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions